SEC FILE NUMBER
001-35334

CUSIP NUMBER
760113100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rentech Nitrogen Partners, L.P.

Full Name of Registrant

N/A

Former Name if Applicable

10877 Wilshire Boulevard, 10th Floor

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90024

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Form 10-Q”) of Rentech Nitrogen Partners, L.P. (the “Company”) cannot be filed within the prescribed time period without unreasonable effort or expense because the Company is completing its review of the accounting for impairments of goodwill related to its nitrogen fertilizer facility in Pasadena, Texas in both the quarter ended June 30, 2014 and prior periods.

In the third quarter of 2013, the Company recognized a $30 million charge for impairment of the goodwill related to its Pasadena facility. The Company disclosed in its earnings release filed as Exhibit 99.1 to its Form 8-K filed on August 7, 2014 that it expected to recognize a charge for impairment of up to all of the remaining goodwill (approximately $27 million) related to the Pasadena facility. The Company confirms that it expects to recognize the charge for impairment of the full amount of remaining goodwill for Pasadena when it reports its final results for the second quarter of 2014. The Company is performing additional procedures related to these goodwill impairments.

The Company expects to file its Form 10-Q as soon as practicable upon completing its ongoing procedures to determine fair value for goodwill for current and previous periods. Based on the results of its review thus far, the Company currently expects to report: (i) that its disclosure controls and procedures were not effective and that one or more previously unreported material weaknesses in its internal control over financial reporting related to these calculations existed as of December 31, 2013 and continued through June 30, 2014; (ii) that those weakness(es) have now been identified; and (iii) that the control weakness(es) are expected to be remediated in future reporting periods through the operation of new controls. The effect of the remediation of any such weakness(es) may be to change the timing of the charge for impairment of goodwill, a non-cash item, relating to the Pasadena facility over the reporting periods starting with the third quarter of 2013 through the second quarter of 2014. In the event that changes in the charge for impairment relating to prior periods are material, the Company may be required to restate its financial statements for those periods. As described above, all such goodwill will have been fully written off as of June 30, 2014.

The Company has informed its lenders of its plans for filing its 10-Q under the Credit Agreement dated July 22, 2014 with General Electric Capital Corporation, for itself as agent for the lenders party thereto, the other financial institutions party thereto, and GE Capital Markets, Inc., as sole lead arranger and bookrunner. The Company expects to receive waivers from such lenders of any rights and remedies under their respective agreements that may arise from a delay in filing the Form 10-Q through the expected filing date in order to provide the Company with additional time to complete its accounting review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Spain	(310) 571-9800
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this Form 12b-25, the Company has not yet completed its review of the accounting for impairment of goodwill related to its Pasadena facility for the quarter ended June 30, 2014. The Company expects to recognize a charge for impairment of goodwill, a non-cash item, related to the Pasadena facility in the second quarter of 2014 for the remaining balance (approximately $27 million). The Company herby incorporates by reference the selected unaudited financial results set forth in Company’s earnings release filed as Exhibit 99.1 to its Form 8-K dated August 7, 2014. The selected unaudited results set forth in the earnings release do not reflect the impact of any charge for goodwill impairment in the second quarter.

Forward-Looking Statements

Statements contained in this Form 12b-25 that are not historical facts may constitute forward-looking statements, including statements relating to the impact of our charge for goodwill impairment and the status of the related internal control over financial reporting related to charges for goodwill impairment and the plans of our lenders to provide waivers. Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “expect,” “could,” “may” and similar expressions. We believe that our expectations are reasonable and are based on reasonable assumptions; however, we caution against relying on any of our forward-looking statements as such forward-looking statements by their nature involve risks and uncertainties. A variety of factors, including but not limited to the following, could cause these statements, as well as the timing of events, to differ materially from those expressed or implied in our forward-looking statements: finalization of the review of our accounting related to our goodwill impairments at the Pasadena facility; the performance of the requisite procedures by our independent registered public accounting firm; our ability to timely file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014; as well as other risk factors discussed more fully in our Form 10-Q for the period ended March 30, 2014, and other reports subsequently filed from time to time with the United States Securities and Exchange Commission. These forward-looking statements represent only our current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. We assume no obligation to revise or update any forward-looking statements.

Rentech Nitrogen Partners, L.P.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2014	By:	/s/ Dan J. Cohrs
Name: Dan J. Cohrs
Title: Chief Financial Officer